SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated August 12, 2005; and

2.	Interim result announcement dated August 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 9, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

China Netcom BVI, an indirect wholly-owned subsidiary of China Netcom, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, China Netcom Group is therefore a connected person of the Company under the Listing Rules and transactions between the Group and China Netcom Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Group from time to time enters into transactions with China Netcom Group relating to the acquisition and provision of certain information technology services and products. These transactions constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As the relevant percentage ratios (as defined in the Listing Rules) of the Annual Cap (as defined below) for each category of the continuing connected transactions exceed 0.1% but are less than 2.5%, the transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders’ approval requirements under Rule 14A.34 of the Listing Rules.

BACKGROUND

China Netcom BVI, an indirect wholly-owned subsidiary of China Netcom, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. China Netcom BVI directly holds 20% of the issued share capital of PCCW as at the date of this announcement. Accordingly, China Netcom Group is therefore a connected person of the Company under the Listing Rules and transactions between the Group and China Netcom Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Group from time to time enters into transactions with China Netcom Group relating to the acquisition and provision of certain information technology services and products. These transactions constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules and are classified into the following categories based on the nature of the transactions:-

1.	Provision of Data Services (as defined below) by the Group to China Netcom Group;

2.	Provision of Data Services (as defined below) by China Netcom Group to the Group; and

3.	Provision of System Integration Services (as defined below) by the Group to China Netcom Group.

Data services (“Data Services”) refer to dedicated network, in forms of private leased line or IP platform, for mainly data and voice communication locally and internationally. To leverage on the international bandwidth capacity and network coverage of both groups, the acquisition and provision of Data Services from and/or to China Netcom Group can facilitate the sales of their respective Data Services to satisfy the needs of the customers.

System integration services (“System Integration Services”) refer to the provision of services and/or hardware and/or software to set up a computer or network system according to user requirement. The services include system design, project management, system implementation, consultancy, software development, testing and maintenance.

The consideration for each of the above transactions under the different categories will be a fixed sum set out in the agreement between the parties, settled by way of cash and determined by arm’s length negotiations between the parties with reference to (i) the estimated costs of the provision of the relevant services to and/or from China Netcom Group; and (ii) if application, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same. The terms and conditions of each transaction under each category of continuing connected transactions will be on a commercial arm’s length basis and no less favourable to the Group than those obtainable from or offered to independent third parties.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in providing telecommunications services, Internet and interactive multimedia services, other technical services, as well as the systems integration and technology-related businesses. It is considered that the provision of Data Services to and/or from China Netcom Group and the provision of System Integration Services to China Netcom Group are consistent with the commercial objectives of the Group and fall within the core business of the Group. It is anticipated that the entering into the transactions with China Netcom Group will further strengthen the Group’s position as a provider of the information technology services in the PRC.

CONTINUING CONNECTED TRANSACTIONS

The Group from time to time enters into transactions with China Netcom Group relating to the acquisition and provision of certain information technology services including Data Services and System Integration Services. These transactions constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. Given the anticipated recurring nature of the continuing connected transactions, the Directors proposed to set a maximum aggregate annual value (“Annual Cap”) for each category of transactions.

Annual Cap

Since China Netcom BVI became a substantial shareholder of the Company on April 1, 2005, the transactions between the Group and China Netcom Group constitute continuing connected transactions starting from April 1, 2005. The aggregate value of each category of transactions for the period from April 1, 2005 to June 30, 2005 and the Annual Cap of each category of transactions are as follows:-

	Category	Aggregate Value For the period from April 1, 2005 to June 30, 2005	Annual Cap For the 9 months period from April 1, 2005 to December 31, 2005

				Annual Cap For the year ending December 31,
				2006	2007
		(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)
1.	Provision of Data Services by the Group to China Netcom Group	10,573	150,000*	250,000	350,000

2.	Provision of Data Services by China Netcom Group to the Group	6,496	61,000*	100,000	150,000

3.	Provision of System Integration Services by the Group to China Netcom Group	96,803	246,800*	300,000	400,000

*	These amounts include the aggregate value of transactions for the period from April 1, 2005 to June 30, 2005 and various contracts under negotiation.

As previously disclosed, it is expected that the strategic relationship between China Netcom and the Company would allow both groups to develop their respective business in the PRC and internationally, creating growth opportunities for both groups. Therefore, the Company will continue to work closely on a commercial arm’s length basis with China Netcom Group on these new opportunities and growth in the value of the transactions between both groups is expected.

The Annual Cap for each category of transactions has been determined by reference to: (a) the relevant historical figures and various contracts under negotiation; (b) the estimated growth and development of the business of the Group in light of the economic growth in the PRC; (c) the estimated market pricing of that category of transactions; (d) the existing scale and operation of the Group’s business in the PRC; and (e) the strategic relationship with China Netcom Group laying the foundation for the Group to participate in the growing telecommunications market in the PRC.

The terms and conditions of each transaction under each category of continuing connected transactions will be on a commercial arm’s length basis and no less favourable to the Group than those obtainable from or offered to independent third parties. In general, the duration or term of each transaction, other than those transactions mentioned below, would not exceed 3 years.

The Directors (including the independent non-executive Directors) consider that the continuing connected transactions will be entered into in the ordinary course of business of the Company, on normal commercial terms after arm’s length negotiation and will be fair and reasonable and in the interest of the shareholders of the Company as a whole.

Duration of the provision of Data Services relating to IRU Contracts

The Group may from time to time enter into capacity purchase or sale contracts relating to the grant of indefeasible rights to use bandwidth capacity (“IRU Contracts”) available on both groups’ network to and/or from China Netcom Group. The IRU Contracts are categorized under Data Services (as defined above) and are part of the normal commercial activities of the Group. It is normal business practice for the duration of IRU Contracts to exceed 3 years or up to 15 years.

Pursuant to Rule 14A.35(1) of the Listing Rule, Access Capital Limited (“Access Capital”) has been appointed as the independent financial adviser to advise the Directors in relation to the duration of the provision of IRU Contracts from China Netcom Group to the Group and vice versa. Since the duration of IRU Contracts exceeds 3 years, Access Capital is required to explain why a period longer than 3 years is required and to confirm if this is a normal business practice for the provision of such services. As such, Access Capital has taken into account the following factors:

(i)	The provision of Data Services to and/or from China Netcom Group is consistent with the commercial objectives of the Group and falls within the core business of the Group.

(ii)	To leverage on the international bandwidth capacity and network coverage of both groups, the acquisition and provision of Data Services from and/or to China Netcom Group is essential to compliment the services provided by both groups, to ensure a stable and reliable services provided by both groups and to facilitate the sales of their respective Data Services to satisfy the needs of the customers. In sum, Access Capital believes that this may enhance the business and performance of the Group, which is in the interests of the Company and its shareholders as a whole.

(iii)	Access Capital noted that the Group has in the past entered into IRU Contract with China Netcom Group with a duration of 15 years.

(iv)	Access Capital also noted that the Group has entered into IRU Contracts with other telecommunications providers in other parts of the world (who are independent third parties and are not connected persons of the Company under the Listing Rules) with duration of over 3 years, namely “Provider A” has a duration of 15 years, “Provider B” has a duration of 6 years and “Provider C” has a duration of 15 years.

(v)	As stated in this announcement, the Directors (including the independent non-executive Directors) consider that the continuing connected transactions including IRU Contracts will be entered into in the ordinary course of business of the Company, on normal commercial terms after arm’s length negotiation and will be fair and reasonable and in the interest of the shareholders of the Company as a whole.

(vi)	Since (a) there are a limited number of large telecommunications providers in Hong Kong and (b) even if they have acquired Data Services including IRU Contracts from other telecommunications providers in other parts of the world with the objective to facilitate the sales of their respective Data Services to satisfy the needs of the customers, they are not publicly available information; Access Capital therefore can only compare the duration of the existing arrangements obtained by the Group with the duration of the proposed arrangement with China Netcom Group.

(vii)	The Group may enter into certain IRU Contracts with China Netcom Group for a duration of exceeding 3 years in order to fulfill the customers’ order for the Group or China Netcom Group, which will remove the risk of insufficient capacity and fluctuation in the cost pricing.

Having considered the above factors, Access Capital is of the view that it is a normal business practice for the provision of IRU Contracts to be of such duration exceeding 3 years or up to 15 years.

Compliance with the Listing Rules

As the relevant percentage ratios (as defined in the Listing Rules) of the Annual Cap for each category of the continuing connected transactions exceed 0.1% but are less than 2.5%, the transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements under Rule 14A.34 of the Listing Rules.

The Company will comply with the continuing obligations under Chapter 14A of the Listing Rules dealing with continuing connected transactions after December 31, 2007 or if the aggregate values of the transactions exceed the Annual Cap.

GENERAL

The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

China Netcom is a state-owned enterprise established under the laws of the PRC. It is the second largest fixed-line telecommunications provider in the PRC and is the beneficial owner of approximately 70.5% of CNC HK, whose shares are listed and traded on the Stock Exchange.

CNC HK is a leading fixed-line telecommunications operator in the PRC and a leading international data communications operator in the Asia-Pacific region. Its northern service region in the PRC consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province (collectively “northern service region”). Its southern service region in the PRC consists of Shanghai Municipality and Guangdong Province. CNC HK is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in its northern service region in the PRC. CNC HK primarily targets business and residential customers in selected high-density areas in its southern service region in the PRC. CNC HK is also one of the telecommunications companies in the PRC that operates an extensive network and offers international data services in the Asia-Pacific region.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange

“China Netcom”	China Network Communications Group Corporation, a state-owned enterprise established under the laws of the PRC

“China Netcom BVI”	China Netcom Corporation (BVI) Limited, a company incorporated in the British Virgin Islands, an indirect wholly-owned subsidiary of China Netcom and is a substantial shareholder of the Company

“China Netcom Group”	China Netcom and its subsidiaries and its associates

“CNC HK”	China Netcom Group Corporation (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability and a subsidiary of China Netcom, the shares of which are listed on the Stock Exchange

“Directors”	directors of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Group”	PCCW and its subsidiaries

“PRC”	the People’s Republic of China, excluding Hong Kong, Macau and Taiwan

“Stock Exchange	The Stock Exchange of Hong Kong Limited

By the Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, August 12, 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Item 2

     INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2005

The directors (“Directors”) of PCCW Limited (“PCCW” or the “Company”) announce the unaudited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the six months ended June 30, 2005. These interim financial statements have not been audited, but have been reviewed by the Company’s Audit Committee, in accordance with the Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and by the Company’s independent auditors, PricewaterhouseCoopers.

•	Revenue increased 9% to HK$11,701 million

•	EBITDA increased 2% to HK$3,237 million

•	Profit for the period increased 43% to HK$1,100 million

•	Profit attributable to equity holders of the Company increased 25% to HK$954 million

•	Basic earnings per share increased 11% to 15.77 HK cents

•	Declared interim dividend of 6.5 HK cents per share

•	Net Debt [1] reduced 33% to HK$17,614 million

•	General and administrative expenses reduced 10% to HK$3,834 million

•	Re-entering the mobile market via strategic acquisition of SUNDAY

MANAGEMENT REVIEW

PCCW’s results in the first half of 2005 showed continuing progress in delivering on its strategy.

Consolidated revenue for the six months ended June 30, 2005 increased 9% to HK$11,701 million and EBITDA increased 2% to HK$3,237 million. Profit for the period increased 43%

to HK$1,100 million. Net of minority interests, profit attributable to equity holders of the Company increased 25% to HK$954 million. Basic earnings per share increased 11% to 15.77 HK cents. The Board of Directors of PCCW (the ”Board”) has resolved to declare an interim dividend of 6.5 HK cents per share.

The increase in revenue was attributable to the higher contribution from Pacific Century Premium Developments Limited (“PCPD”), the Group’s property flagship subsidiary. PCPD’s sales of Bel-Air continued to be impressive, benefiting from the rising property market in Hong Kong.

Despite the high level of competition in the local telecommunications market, the Group’s premium products and services including now Broadband TV (“now TV”), New Generation Fixed Line (“NGFL”) services and PCCW Convergence, have proven to be successful in stabilizing its core revenue. Telecommunications Services (“TSS”) revenue decreased by less than 1% from the same period a year ago while TSS EBITDA remained fairly stable. Group and TSS EBITDA margins remained stable at approximately 28% and 44%, respectively.

In January 2005, the Office of the Telecommunications Authority (“OFTA”) issued a new fixed carrier licence to PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of PCCW, which allowed HKTC to move from ex-ante to ex-post regulation. This in turn, enabled HKTC to compete on a more level playing field and to react to market challenges and customer requirements more flexibly. In June 2003, net monthly line loss peaked at 38,000. The figure reduced to 16,000 in June 2004 and further to 1,000 in June 2005.

Celebrating its second anniversary, now TV has grown from 23 channels to over 70 channels and built a subscription base of 441,000 as at June 2005. Recently, the Group has entered into long-term arrangements with Satellite Television Asian Region Limited (STAR), HBO Pacific Partners (HBO) and Mei Ah Entertainment Group Limited, to broadcast their content exclusively on now TV. PCCW has put Hong Kong on center stage globally by deploying the largest scale commercial IPTV service in the world. now TV has begun to contribute increasingly significant revenue to the Group.

Apart from the progress achieved in its core business, PCCW made an important strategic move to re-enter the mobile market in Hong Kong. On June 22, 2005, the Group acquired approximately 59.87% interest in SUNDAY Communications Limited (“SUNDAY”), a company offering local wireless communications and data services, at an aggregate cash consideration of HK$1,164 million. Management of the Company believes that the acquisition was an important strategic step in the Group’s future development as it allowed the Group to enter the wireless communications, data services and 3G markets in Hong Kong. It also enables the Group to progress its planning towards fixed-mobile convergence services in the future and cements its ability to be the preferred mobile partner in mainland China of China Network Communications Group Corporation (“China Netcom Group”). Under the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Code on Takeovers and Mergers, a mandatory unconditional cash offer has been triggered. The offer period has been extended and the offer will remain open for acceptance until further notice. As at July 29, 2005, the Group held approximately 77.1% of the issued share capital of SUNDAY. For more information of the offer, please refer to the composite offer document dated July 8, 2005 and the joint announcement of the Company and SUNDAY dated July 29, 2005. For more information about the performance of SUNDAY, please refer to the 2005 interim results of SUNDAY released on August 18, 2005.

In the United Kingdom (“UK”), the wireless broadband business (“UK Broadband”) will continue to expand its coverage area and subscriber base. The Group is continuing to take a prudent approach by implementing a phased rollout.

The Group continued to exercise cautious cost control and saved 10% in general and administrative expenses by further improving corporate overhead efficiency, overall productivity and streamlining certain loss-making businesses.

De-leveraging remained as one of the Group’s key financial priorities. Net Debt1 as at June 30, 2005 reduced by another 33% to HK$17,614 million from HK$26,200 million as at December 31, 2004.

The Group has changed certain of its accounting policies following its adoption of new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as “new HKFRSs”), which are effective for accounting periods beginning on or after January 1, 2005. The adoption of the new HKFRSs is in accordance with HKICPA’s objective of full convergence with International Financial Reporting Standards, International Accounting Standards and Interpretations established by the International Accounting Standards Board. Comparative figures in 2004 have been restated as required to conform with the new HKFRSs. It should be noted that none of these changes affect the Group’s underlying business operation or cashflow.

FINANCIAL REVIEW BY SEGMENTS

For the six months ended	Jun 30, 2005	Jun 30, 2004	Dec 31, 2004	Better/(Worse)
HK$ million		(Restated)[4]	(Restated)[4]	y-o-y

Revenue
TSS	7,497	7,549	7,785	(1)%
Business eSolutions [2]	1,323	1,312	1,389	1%
Infrastructure	3,352	2,321	3,542	44%
Bel-Air	3,179	2,096	3,319	52%
Infrastructure (ex. Bel-Air)	173	225	223	(23)%
Others	160	194	178	(18)%
Elimination	(631)	(597)	(671)	(6)%

Total Revenue	11,701	10,779	12,223	9%

Cost of sales	(5,893)	(4,536)	(5,995)	(30)%
Operating costs before
depreciation and amortization	(2,571)	(3,065)	(2,840)	16%
EBITDA [3]
TSS	3,335	3,347	3,491	0%
Business eSolutions [2]	27	72	16	(63)%
Infrastructure	322	358	416	(10)%
Bel-Air	230	213	337	8%
Infrastructure (ex. Bel-Air)	92	145	79	(37)%
Others	(447)	(599)	(535)	25%

Total EBITDA	3,237	3,178	3,388	2%

Group EBITDA Margin	28%	29%	28%	(1)%

EBITDA Margin (ex. Bel-Air)	35%	34%	34%	1%

Note 1:	Net Debt refers to short-term and long-term borrowings, excluding redemption premium of convertible bonds, minus cash and cash equivalents.

Note 2:	Business eSolutions included IT business provided under Unihub Limited (“Unihub”), retail business broadband and the Group’s directories businesses.

Note 3:	EBITDA represents earnings before interest, taxation, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interest in leasehold land held for own use, net other gains, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the new HKFRSs and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note 4:	2004 figures were restated in accordance with the new HKFRSs effective from January 1, 2005.

OPERATING DRIVERS

				Better/(Worse)
	Jun 30, 2005	Jun 30, 2004	Dec 31, 2004	y-o-y	h-o-h

Exchange lines in service (‘000)	2,514	2,662	2,567	(6)%	(2)%
Business lines (‘000)	1,127	1,175	1,144	(4)%	(1)%
Residential lines (‘000)	1,387	1,487	1,423	(7)%	(3)%
Fixed line market share [5]	67%	70%	68%	(3)%	(1)%
Business lines	68%	71%	69%	(3)%	(1)%
Residential lines	65%	70%	67%	(5)%	(2)%
New Generation Fixed-Line sign- ups (‘000)	972	849	969	14%	0%
now TV installed (‘000)	441	269	361	64%	22%
Total broadband access lines (‘000)	857	753	796	14%	8%
(Consumer, business and wholesale customers)
Retail consumer broadband
subscribers (‘000)	715	558	660	28%	8%
Retail business broadband subscribers (‘000)	80	68	74	18%	8%
Consumer narrowband subscribers (‘000)	139	160	148	(13)%	(6)%
Traditional data (Exit Gbps)	262	211	234	24%	12%
Retail International Direct Dial (“IDD”) minutes (‘M mins)	741	661	722	12%	3%
International Private Leased Circuit (“IPLC”) bandwidth (Exit Mbps)	6,503	4,822	6,020	35%	8%

Note 5	June 30, 2005 market shares are provisional figures and y-o-y change is based on absolute percentage change.

TSS

The table below sets out the financial performance of TSS for the six months ended June 30, 2005 and 2004:

For the six months ended	Jun 30, 2005	Jun 30, 2004	Dec 31, 2004	Better/(Worse)
HK$ million		(Restated)[4]	(Restated)[4]	y-o-y

Local Telephony Services	2,462	2,739	2,671	(10)%
Local Data Services	2,219	2,164	2,222	3%
International Telecommunications
Services	1,167	1,176	1,209	(1)%
Other Services	1,649	1,470	1,683	12%

TSS Revenue	7,497	7,549	7,785	(1)%

Cost of sales	(2,175)	(2,006)	(2,268)	(8)%
Operating costs before depreciation
and amortization	(1,987)	(2,196)	(2,026)	10%

TSS EBITDA	3,335	3,347	3,491	0%

TSS EBITDA Margin	44%	44%	45%	0%

TSS continued to actively manage its business and operations in response to the challenging operating and regulatory environment in Hong Kong’s telecommunications market. PCCW’s innovative products, NGFL services, PCCW Convergence, and now TV, continue to bring enhanced features to its customers and the quality of service is seen as a key differentiator against competitors.

TSS revenue for the six months ended June 30, 2005 decreased by less than 1% to HK$7,497 million. The decline in traditional telecommunications services was offset by an increase in broadband and now TV; certain international connectivity and technical subcontracting services revenue.

Local Telephony Services. Revenue from local telephony services for the six months ended June 30, 2005 decreased 10% to HK$2,462 million. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group as a result of competition from other network operators, and substitution by broadband access lines and wireless telecommunications services.

Under the new fixed carrier licence issued by OFTA to HKTC in early 2005, the Group is no longer required to obtain prior approval of tariff revisions, but merely notifies the regulator one day before the changes become effective. Various targeted marketing programmes were launched to retain and win-back fixed line customers. As a result, net line loss reduced significantly to 53,000 for the six months ended June 30, 2005 from 117,000 for the same period in 2004.

According to industry statistics provided by OFTA and the Group’s estimate, the total number of direct exchange lines in the fixed line market contracted by approximately 0.7%

in the first six months of 2005 as compared to 0.8% for the same period in 2004. As at June 30, 2005, the Group operated approximately 2,514,000 direct exchange lines with overall market share stabilizing at approximately 67%, compared to 2,567,000 lines and 68% market share at the end of 2004.

Local Data Services. Local data services revenue for the six months ended June 30, 2005 increased 3% to HK$2,219 million. Demand for broadband products and services continued to be strong during the period and customer churn rate remained low as subscription of now TV increased stickiness. By the end of June 2005, total broadband access lines reached 857,000 while 441,000 now TV services were installed.

Increase in broadband and now TV revenue was partially offset by the decline in revenue from the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers as a result of severe pricing pressure.

International Telecommunications Services. International telecommunications services revenue for the six months ended June 30, 2005 decreased marginally to HK$1,167 million. The international telecommunications market continued to be competitive, driving down retail prices while boosting traffic volume. IPLC bandwidth sold increased 35% to 6,503 Mbps while retail outgoing IDD traffic increased 12% to 741 million minutes. Unit prices of IPLC, IDD and other international data products were lower than those in 2004, which were in line with the global market trend.

Other Services. Other services revenue for the six months ended June 30, 2005 increased 12% to HK$1,649 million. This was due to a higher contribution from certain international connectivity and technical subcontracting businesses as a result of increased sales force efficiency.

Business eSolutions (including Unihub)

Business eSolutions revenue for the six months ended June 30, 2005 slightly increased 1% to HK$1,323 million primarily due to a more significant revenue contribution from the Group’s retail business broadband business. The number of high-speed business broadband customers (inclusive of leased lines) grew to 80,000 as at June 30, 2005 from 74,000 at the end of 2004. The Group’s Unihub business in mainland China continued to grow although the IT and systems integration business in Hong Kong remained competitive.

Infrastructure

Infrastructure revenue for the six months ended June 30, 2005 increased 44% to HK$3,352 million, primarily representing the contribution from PCPD. Bel-Air continued to show impressive sales performance, riding on the favorable property market conditions in Hong Kong.

Revenue from Infrastructure excluding Bel-Air dropped 23% as a result of the completion of the disposal of PCCW Tower in February 2005.

The Company converted Tranche A of the Convertible Notes (as defined in the shareholder circular of the Company dated March 26, 2004) issued by PCPD on May 10, 2004 with the principal amount of HK$1,170 million effective March 1, 2005. Immediately after the conversion and as at June 30, 2005, the stake of the Group in PCPD was 61.66% .

For more information about the performance of the Infrastructure segment, please refer to the 2005 interim results of PCPD released on August 18, 2005.

Others and Elimination

Other revenue primarily included revenue from the Group’s businesses in Taiwan and Japan. The Group continued to streamline certain loss-making businesses including JALECO Ltd. (“JALECO”), the Group’s gaming business in Japan. Thus, other revenue decreased 18% to HK$160 million.

Subsequent to June 30, 2005, PCCW announced on July 22, 2005 the disposal of the Group’s 79.72% interest in JALECO for a cash consideration of approximately US$47 million or HK$367 million. Subject to completion adjustments, the transaction should yield a book profit of approximately HK$160 million.

Elimination of HK$631 million predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group’s business units.

COSTS

Total cost of sales for the six months ended June 30, 2005 increased 30% to HK$5,893 million primarily due to a higher cost of properties sold in relation to the increased Bel-Air sales, an increase in cost of sales of now TV and certain international connectivity business.

For the six months ended	Jun 30,	Jun 30,	Dec 31,	Better/
HK$ million	2005	2004	2004	(Worse)
		(Restated)[4]	(Restated)[4]	y-o-y

Staff costs	1,438	1,677	1,319	14%
Repair and maintenance	174	173	185	(1)%
Other operating costs	959	1,215	1,336	21%

Total operating costs before
depreciation and amortization	2,571	3,065	2,840	16%
Depreciation and amortization	1,296	1,257	1,278	(3)%
(Gain)/Loss on disposal of fixed
assets	(33)	(75)	19	(56)%

General and administrative
expenses	3,834	4,247	4,137	10%

The Group achieved 10% savings in general and administrative expenses during the period by further improving corporate overhead efficiency and overall productivity and further streamlining certain loss-making businesses.

EBITDA3

Group EBITDA for the six months ended June 30, 2005 increased 2% to HK$3,237 million while TSS EBITDA remained fairly stable compared to the same period a year ago. This reflected the ongoing effort in slowing fixed line loss, growing new broadband revenue streams and tight control over operating expenses.

Group EBITDA margin and TSS margin for the six months ended June 30, 2005 remained fairly stable at approximately 28% and 44%, respectively.

REACH

Effective from March 1, 2005, the Company agreed with Telstra Corporation Limited (“Telstra”) and Reach Ltd. (“REACH”) on a new operating model under which REACH would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries (“Telstra Group”). As part of the arrangements implementing the new operating model for REACH, the International Services Agreement (dated October 13, 2000, as amended) and the Capacity Prepayment Agreement (dated April 15, 2003) were terminated.

Further, as part of the arrangements, the Group and the Telstra Group agreed to acquire indefeasible rights to use the international undersea cable capacity of REACH and its subsidiaries (“REACH Group”) (the “IRU”) in consideration for US$157 million each. In the case of the Group, this amount was settled by way of set-off against the equivalent amount of outstanding shareholder loan owed by the REACH Group, and not by way of new cash injections.

The Group believes that under the new operating model, REACH’s cost base and structure can be streamlined for further cost efficiency. REACH’s financial position would be further stabilized and, going forward, the shareholders’ objective is to ensure REACH’s reliance on their financial support can be eliminated.

Other Gains, Net

Net other gains of HK$545 million for the six months ended June 30, 2005 primarily included net realized and unrealized gains on cross currency swap contracts and on certain other investments of the Group.

Interest Income and Finance Costs

Interest income increased nearly ten times mainly due to the higher average cash balance in the first six months in 2005. HK$7.9 billion of proceeds from China Netcom Group and the balance from the disposal of PCCW Tower of approximately HK$2.5 billion were received during the period. Finance costs for the six months ended June 30, 2005 increased 9% to HK$1,100 million primarily due to interest and premium paid for the early repurchase of the

Yen 30,000 million 3.65% guaranteed notes due 2031 (“Yen Note”). The Group prudently managed its interest rate risk by moving virtually all of its long-term and short-term debt from floating to fixed rates in view of the rising interest rate environment. Average cost of debt for the six months ended June 30, 2005 was approximately 6.6% .

Share of Results of Associates

Share of results of associates of HK$100 million for the six months ended June 30, 2005 (2004: HK$8 million) primarily represented the Group’s share of unrealized gain on its investment in MobileOne Ltd (“MobileOne”).

Subsequent to June 30, 2005, PCCW announced that on August 17, 2005, a conditional agreement has been signed for the disposal of approximately 12.1% interest in MobileOne, by its joint venture with Cable and Wireless plc, Great Eastern Telecommunications Limited. The Company will receive approximately US$77 million as its share of the consideration.

Taxation

Taxation expense for the six months ended June 30, 2005 increased 36% to HK$590 million primarily due to the increase in profit before taxation. The Group’s effective tax rate for the six months ended June 30, 2005 was 35% (2004: 36%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that the Hong Kong tax system does not allow for group loss relief. The Group’s financing costs, to the extent that they are attributable to the acquisition of shares, are non-deductible. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5% .

Profit Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company for the six months ended June 30, 2005 increased 25% to HK$954 million mainly due to a 9% increase in consolidated revenue, a 10% reduction in general and administrative expenses, higher net realized and unrealized gains on certain other investments of the Group.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to deleverage and reduce Net Debt1 by 33% to HK$17,614 million as at June 30, 2005 from HK$26,200 million as at December 31, 2004. As at June 30, 2005, HKTC had a total of HK$10,300 million committed medium-term revolving credit facilities which remained undrawn.

In February 2005, PCCW Tower, the Group’s headquarters in Hong Kong, was disposed of at a cash consideration of HK$2,808 million.

In March 2005, the shareholders of PCCW approved the strategic alliance transaction between the Company and China Netcom Group whereby China Netcom Group paid approximately HK$7,927 million in cash for an approximately 20% stake in the enlarged issued share capital of the Company.

Subsequent to the first distribution of the surplus proceeds of the Cyberport project between the Government and PCCW in August 2004, a further HK$497 million was distributed to the Group in June 2005.

The acquisition of approximately 59.87% of SUNDAY was completed on June 22, 2005 and HK$1,164 million was paid. On July 29, 2005, the Group provided financial resources to SUNDAY to prepay the loans and performance bonds outstanding under the facility agreement with Huawei Tech. Investment Co., Limited, an equipment supplier to and a shareholder of SUNDAY. Management of the Company believes that such facilities would have been cost ineffective to the Group.

The Group continued to prudently manage its debt profile and the following financing activities took place since the beginning of the year:

•	Redemption of US$54 million 5% mandatory convertible note due to Telstra (“Telstra Note”) on June 30, 2005.

•	Repurchase and cancellation of the Yen Note on June 30, 2005.

•	Issuance of US$500 million 5.25% guaranteed notes due in 2015 on July 20, 2005.

The Group’s gross debt to total assets was 57.5% as at June 30, 2005.

Credit Ratings of HKTC

As of June 30, 2005, HKTC had investment grade ratings with Standard & Poor’s Ratings Services (BBB/Positive), Moody’s Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Stable). On July 13, 2005, Fitch Ratings reaffirmed its BBB+ rating but revised the rating outlook to Negative from Stable.

CAPITAL EXPENDITURE

Group capital expenditure for the six months ended June 30, 2005 remained stable at HK$691 million (2004: HK$690 million), excluding the IRU acquired by the Group. The majority of capital expenditure was spent on new initiatives including now TV, UK Broadband project, NGFL services, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, the capital expenditure in 2005 will cover development of the full IP Network, mobile network services and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Company, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

CHARGE ON ASSETS

As at June 30, 2005, certain assets of the Group with an aggregate carrying value of HK$1,770 million (December 31, 2004: HK$67 million) were pledged to secure loans and borrowing facilities utilized by the Group.

Certain other financial assets at fair value through profit or loss, with an aggregate value of HK$168 million (December 31, 2004: HK$224 million of other investments), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

As at December 31, 2004, the Group’s equity interest in REACH was used to secure the Telstra Note. The charge was released upon the full redemption of the Telstra Note on June 30, 2005.

CONTINGENT LIABILITIES

	As at June 30, 2005	As at Dec 31, 2004
HK$ million	(Unaudited)	(Audited)

Performance guarantee	288	129
Others	35	119

	323	248

Apart from the above, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$105 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defenses and therefore no provision has been made.

HKTC is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain interest and financing expenses. On April 21, 2005, HKTC received additional assessments for the years of assessment from 2000/01 to 2003/04 totaling HK$240 million as a result of the disallowance by the IRD of the disputed expenses. A formal objection has been lodged by HKTC to the IRD against the additional assessments on May 20, 2005. The Directors consider that their grounds for claiming the deduction are reasonable and therefore no provision for taxation has been made.

HUMAN RESOURCES

As at June 30, 2005, the Group had approximately 12,661 employees (2004: 12,415), excluding employees of SUNDAY. The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is generally based on achievement of revenue and EBITDA targets for the Company’s individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of 6.5 HK cents per share for the six months ended June 30, 2005 to shareholders whose names appear on the Register of Members of the Company on September 27, 2005 and payable on or around October 4, 2005. An interim dividend of 5.5 HK cents per share was paid by the Company on November 25, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from September 23, 2005 to September 27, 2005 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend of 6.5 HK cents per share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on September 22, 2005. Dividend warrants will be despatched on or around October 4, 2005.

OUTLOOK

The Group has made significant progress since the target of reducing line loss was set two years ago. In the face of stiff competition but thanks to the Group’s unflinching efforts to bring innovative products to the market, line loss has been greatly reduced with little impact on EBITDA margin. The Group has reached the inflection point, beyond which it can look forward to zero line loss.

The introduction of new products to the market, particularly NGFL services and now TV not only solidified the Group’s position as the technology leader, it also increased customer loyalty, and has established a whole new business in pay-TV within a very short space of time. The IPTV operation of the Group is being studied by many companies around the world for introduction into their own market. One of the biggest potential markets is mainland China.

The Group is working to establish joint venture investments or cooperation agreements with China Netcom Group in broadband, property development, international business and directories (Yellow Pages). The criteria for making these investments are that they should be capex-light, provide early returns and leverage on the strength of both companies. The Group is confident that its new shareholder will continue to point the Group in the direction of good opportunities.

The acquisition of SUNDAY during the period will certainly enhance the Group’s position to participate eventually in the mobile business in mainland China. More immediate benefit to the Group is in bundling all of the fixed line, broadband, and mobile products, and in achieving operating synergies between the Group and SUNDAY. The re-entry into the mobile phone market means the Group is again a comprehensive telecommunications provider and the Group can work with confidence towards the technological goal of fixed-mobile convergence.

The Group will continue to trim operating costs, and eliminate non-core business. The debt repayment profile and average interest costs are at comfortable levels. Meanwhile, both the UK Broadband product launch and the IT operations arm Unihub are making satisfactory progress in the UK and the mainland China, respectively.

When looking back from a few years hence, this year may be regarded as the turn-around point for the Group’s core telecom business. The Group’s management team is optimistic that building on the foundation already achieved in the core business in Hong Kong, the Group will go on to establish a strong leadership position in the region and internationally.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended June 30, 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the accounting policies adopted by the Group and the unaudited interim financial statements of the Group for the six months ended June 30, 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Listing Rules during the six months ended June 30, 2005, except for the deviations from code provisions A.4.1, A.4.2, D.1.2 and E.1.2 of the Code as described below.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term and subject to re-election. The non-executive Directors of the Company are not appointed for a specific term of office. However, the non-executive Directors of the Company are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. All Directors of the Company are subject to retirement by rotation pursuant to the Company’s Articles of Association. According to the Company’s Articles of Association, one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each annual general meeting. The relevant provisions of the Company’s Articles of Association will be reviewed and amendment will be proposed, if necessary, to ensure full compliance with code provision A.4.2 of the Code.

Under the first part of code provision D.1.2 of the Code, an issuer should formalize the functions reserved to the board and those delegated to management. This code provision has been complied with subsequent to June 30, 2005.

Under the first part of code provision E.1.2 of the Code, the chairman of the board should attend annual general meetings. The chairman of the Board did not attend the annual general meeting of the Company held on May 23, 2005 as he had another business engagement.

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, August 18, 2005

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2005
In HK$ million (except for earnings per share)

	Note	2005	2004 (Restated) (Note 14)

Turnover	4	11,701	10,779
Cost of sales		(5,893)	(4,536)
General and administrative expenses		(3,834)	(4,247)
Other gains, net	5	545	224
Restructuring costs		—	(27)
Interest income		171	16
Finance costs		(1,100)	(1,011)
Share of results of jointly controlled
companies		—	(4)
Share of results of associates		100	8

Profit before taxation	6	1,690	1,202
Income tax	7	(590)	(435)

Profit for the period	4	1,100	767

Attributable to:
Equity holders of the Company		954	766
Minority interests		146	1

Profit for the period		1,100	767

Interim dividend proposed after the interim
period	8(a)	437	—

Earnings per share	9
Basic		15.77 cents	14.27 cents

Diluted		15.75 cents	14.18 cents

UNAUDITED CONSOLIDATED BALANCE SHEET
As at June 30, 2005
In HK$ million

	Note	As at June 30, 2005	As at December 31, 2004 (Restated) (Note 14)
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment		15,602	14,023
Investment properties		3,309	5,074
Interest in leasehold land held for own use		671	1,186
Properties held for/under development		1,846	6,082
Goodwill		2,270	960
Intangible assets		1,382	1,266
Interests in jointly controlled companies		11	1,227
Interest in associates		676	647
Investment securities		—	388
Held-to-maturity investments		21	31
Available-for-sale financial assets		456	—
Net lease payments receivable		259	287
Deferred tax assets		43	38
Other non-current assets		125	272

		26,671	31,481

Current assets
Properties under development		5,578	469
Sales proceeds held in stakeholders’
accounts		4,812	4,418
Restricted cash		853	904
Prepayments, deposits and other current
assets		1,495	1,762
Inventories		446	470
Amounts due from related companies		9	4
Derivative financial instruments		69	—
Other financial assets at fair value through
profit or loss		275	—
Other investments		—	313
Investment in unconsolidated subsidiaries
held for sale		45	51
Accounts receivable, net	10	1,821	1,639
Cash and cash equivalents		10,846	3,494

		26,249	13,524

	Note	As at June 30, 2005	As at December 31, 2004 (Restated) (Note 14)
Current liabilities
Short-term borrowings		(10,119)	(9,031)
Derivative financial instruments		(192)	—
Accounts payable	11	(1,031)	(932)
Accruals, other payables and deferred
income		(5,215)	(6,617)
Provisions		(4,670)	(1,584)
Amounts due to related companies		(419)	(366)
Gross amounts due to customers for
contract work		(18)	(5)
Advances from customers		(1,005)	(1,052)
Taxation		(658)	(1,080)

		(23,327)	(20,667)

Net current assets/(liabilities)		2,922	(7,143)

Total assets less current liabilities		29,593	24,338

Non-current liabilities
Long-term liabilities		(20,312)	(20,663)
Amounts due to minority shareholders of
subsidiaries		(11)	(11)
Deferred tax liabilities		(2,237)	(2,312)
Deferred income		(1,142)	(1,227)
Defined benefit liability		(286)	(317)
Provisions		(2,505)	(4,884)
Other long-term liabilities		(817)	(704)

		(27,310)	(30,118)

Net assets/(liabilities)		2,283	(5,780)

CAPITAL AND RESERVES
Share capital		1,680	1,344
Deficit		(1,437)	(8,983)

Equity attributable to equity holders of
the Company		243	(7,639)
Minority interests		2,040	1,859

Total equity		2,283	(5,780)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

1	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of PCCW Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The unaudited condensed consolidated financial statements have been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standard 700 “Engagements to review interim financial reports” issued by the HKICPA, by the Company’s auditors.

The preparation of the unaudited condensed consolidated financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2004, except that the Group has changed certain of its accounting policies following its adoption of new Hong Kong Financial Reporting Standards (“HKFRSs”), HKASs and Interpretations (hereinafter collectively referred to as “new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005.

The new HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending December 31, 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of this announcement. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of this announcement.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in note 2 below.

2	CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. The Group has adopted the new HKFRSs below, which are relevant to its operations, in the preparation of the unaudited condensed consolidated financial statements. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases

HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Consolidation — Special Purpose Entities
HKAS-Int 15	Operating Leases — Incentives
HKAS-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 19, 21, 23, 24, 27, 28, 31, 33, 34 and 37, HKAS-Ints 12 and 15, HKFRS 5 and HK-Int 4 did not result in substantial changes to the Group’s accounting policies. In summary:

—	HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and jointly controlled companies and other disclosures.

—	HKASs 2, 7, 8, 10, 11, 12, 14, 16, 19, 21, 23, 27, 28, 31, 33, 34, 37, HKAS-Ints 12 and 15, HKFRS 5 and HK-Int 4 had no material effect on the Group’s accounting policies.

—	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The effect of the adoption of certain new HKFRSs, which results in substantial changes to the Group’s accounting policies, is set out below.

HKAS 17

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write off the cost on a straight-line basis over the shorter of the lease term and the estimated useful lives of the buildings.

With the adoption of HKAS 17 as from January 1, 2005, the interest in leasehold land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the interest in leasehold land at the time the lease was first entered into by the Group, or taken over from the previous leasee, or at the date of construction of those buildings, if later. Any prepaid land premiums for acquiring the land leases, or other lease payments, are amortized in the income statement on a straight-line basis over the lease term or where there is impairment, the impairment is expensed in the income statement. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKAS 18

In prior years, up-front fees received for installation of equipment and activation of customer service were recognized when installation and activation were completed.

Upon the adoption of HKAS 18 as from January 1, 2005, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate. The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKASs 32 and 39

In prior years, the accounting policies for certain financial instruments were as follows:

—	Equity investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, were classified as (i) investment securities, where the investments were held on a continuing basis for an identifiable long-term purpose were classified as investment securities and were stated at cost less any provisions for diminution in value; and (ii) other investments, where the investments were other than investment securities and held-to-maturity securities and were stated at fair value with changes in fair value recognized in the income statement as they arose.

—	The notional amounts of derivative financial instruments, including interest rate and currency swaps, forward interest rate agreements, interest rate options and equity options, entered into by the Group were not reflected in the balance sheet. The related interest flows were accounted for on an accrual basis and the premiums received or paid on written or purchased options were amortized over the terms of the respective options.

—	Convertible note and bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible note and bonds on a straight-line basis.

With effect from January 1, 2005, and in accordance with HKASs 32 and 39, the following new accounting policies have been adopted for the financial instruments mentioned above:

—	All non-trading investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, are classified as available-for-sale financial assets and carried at fair value. Changes in fair value are recognized in the fair value reserve under equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in the fair value reserve in respect of the investment is transferred to the income statement for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale financial assets is recognized directly in the fair value reserve. If there is no reasonable estimate on the fair value, the available-for-sale financial asset is stated at cost less impairment loss.

—	All derivative financial instruments entered into by the Group are stated at fair value. Changes in fair value are recognized in the income statement as they arise.

—	Convertible note and bonds issued, that are convertible into shares of the Company at a fixed number, are split into their liability and equity components at initial recognition by recognizing the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortized cost, with any difference between the costs and redemption value being recognized in the income statement over the period of the convertible note and bonds on an effective interest rate basis. The equity component is recognized in the convertible note and bonds reserve until the note or bond is either converted (in which case it is transferred to share premium) or the note or bond is redeemed (in which case it is released directly to deficit).

—	Fair value of financial instruments is estimated as follows:

	(i)	The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

	(ii)	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine the fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

	(iii)	The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The above changes in accounting policies were adopted by way of an adjustment to the opening balances of deficit or convertible note and bonds reserve as at January 1, 2005. Comparative amounts have not been restated nor has the opening balance of the fair value reserve been restated as this is prohibited by the transitional arrangements in HKAS 39. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKFRS 3 and HKASs 36 and 38

In prior periods, goodwill arising on consolidation for acquisitions:

—	before January 1, 2001 was taken directly to reserves at the time it arose, and was not recognized in the income statement until disposal or impairment of the acquired business; and

—	on or after January 1, 2001 was amortized on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment.

With effect from January 1, 2005, in accordance with the transitional arrangements under HKFRS 3, and the provisions of HKASs 36 and 38:

—	The Group ceased amortization of goodwill prospectively;

—	The cumulative amount of amortization as at January 1, 2005 has been offset against the cost of the goodwill, with no comparative amounts restated;

—	Goodwill which had previously been taken directly to reserves will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances;

—	Goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount; and

—	The Group has reassessed the useful lives of its intangible assets and no adjustment is resulted from this reassessment.

The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKAS 40

In prior years, changes arising on the revaluation of the Group’s investment properties were recognized directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, in which case the excess was charged to the income statement. When a deficit previously recognized in the income statement reversed, the reversal was recognized as a credit in the income statement. Revaluation reserve was included in the calculation of the gain or loss on disposal of an individual investment property.

For dual use properties, the parts held for own use and used as investment properties were accounted for separately if more than 15% by area or value of the property was occupied by members of the Group.

Upon the adoption of HKAS 40 as from January 1, 2005, all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40. There is no requirement for the Group to restate the comparative information and accordingly, any adjustment relating to the treatment of the property revaluation surplus has made to the deficit as at January 1, 2005, including the reclassification of any amount held in the property revaluation reserve.

In addition, HKAS 40 states that dual use properties can only be classified as investment properties if:

—	the portion used as investment properties can be separately sold or leased out under finance lease; or

—	the portion occupied by members of the Group is insignificant.

Upon the adoption of HKAS 40 as from January 1, 2005, part of the properties being accounted for as investment properties in prior years is treated as properties held for own use and hence is accounted for in accordance with HKAS 16. The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKAS-Int 21

In prior years, the Group was required to apply the tax rate that would be applied for recovery of the carrying value of the investment properties through sale to determine whether any amounts of deferred tax liabilities should be recognized on the revaluation of investment properties.

As from January 1, 2005, in accordance with HKAS-Int 21, the Group recognizes deferred tax liabilities on movements in the value of an investment property using tax rates that are applied for recovery of the carrying value of the investment properties through use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model. The change in accounting policy has been adopted retrospectively and the resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HKFRS 2

In prior years, no amounts were recognized for the equity-settled share-based payment transactions in the Group, including:

—	share options granted to employees or Directors of the Group to acquire shares of the Company at specified exercise prices under the share option schemes operated by the Group;

—	shares of the Company granted to employees (but not Directors) of the Group under the share award schemes operated by the Group; and

—	certain shares granted to employees of the Group by the principal shareholder of the Company.

If the employees or Directors of the Group chose to exercise the share options, the nominal amount of share capital and share premium were credited only to the extent of the share option’s exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group recognizes the fair value of such share options or shares as an expense in the income statement. A corresponding increase is recognized in the employee share-based compensation reserve under equity. Where the employees or Directors are required to meet vesting conditions before they become entitled to the share options or shares, the Group recognizes the fair value of the share options or shares granted as an expense over the vesting period. If the employees or Directors choose to exercise share options, the respective amount in the employee share-based compensation reserve is transferred to share capital and share premium, together with the exercise price. At each balance sheet date, the Group revises its estimate of the number of share options or shares that are expected to become vested. The impact of the revision of original estimates, if any, is recognized in the income statement with a corresponding adjustment to the employee share-based compensation reserve over the remaining vesting period.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of share options or shares:

—	all share options or shares granted to employees or Directors on or before November 7, 2002; and

—	all share options or shares granted to employees after November 7, 2002 but had been vested before January 1, 2005.

The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

HK-Int 3

In prior years, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion basis.

Upon the adoption of HK-Int 3 as from January 1, 2005, revenue arising from the pre-completion contracts for the sale of development properties entered into on or after January 1, 2005 is recognized when the property is completed. Payments received from the purchasers prior to this stage are recorded as customers’ deposits received and are deducted from the carrying value of properties under development. The resulting effect on the financial statements of the Group is set out in notes 2(a) and (b) below.

The following sets out summary of the effect of the abovementioned changes in accounting policies for the annual accounting period beginning on January 1, 2005 which have been reflected in the unaudited condensed consolidated financial statements.

a.	Effect on the unaudited consolidated income statement

In respect of the six-month period ended June 30, 2005, the following table provides estimates of the extent to which the profits for that period are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the six-month period ended June 30, 2004, the table discloses the adjustments that have been made to the profits as previously reported for that period, in accordance with the transitional provisions of the respective new HKFRSs. As retrospective adjustments have not been made for all changes in accounting policies as explained above, the amounts shown for the six months ended June 30, 2004 may not be comparable to the amounts shown for the current interim period.

In HK$ million (except for earnings per share)	Effect of adoption
	HK-Int 3	HKAS 18	HKASs 32 & 39	HKFRS 3, HKASs 36 & 38	HKFRS 2	Total
For the six months ended
June 30, 2005
Increase/(Decrease) in profit
(Decrease)/Increase in turnover	(373)	76	—	—	—	(297)
Decrease in cost of sales	322	—	—	—	—	322
Increase in staff costs	—	—	—	—	(54)	(54)
Decrease in amortization of
goodwill	—	—	—	30	—	30
Increase in other gains, net	—	—	351	—	—	351
Increase in finance costs	—	—	(27)	—	—	(27)
Decrease/(Increase) in income tax	9	(13)	(53)	—	—	(57)
Decrease in minority interests	18	—	—	—	—	18

Total (decrease)/increase in profit
attributable to equity holders of
the Company	(24)	63	271	30	(54)	286

(Decrease)/Increase in basic
earnings per share
(in HK cents)	(0.40)	1.04	4.48	0.50	(0.89)	4.73

(Decrease)/Increase in diluted
earnings per share
(in HK cents)	(0.40)	1.04	4.47	0.50	(0.89)	4.72

In HK$ million (except for earnings per share)	Effect of adoption
HKAS-Int 21			HKAS 17	HKAS 18	HKFRS 2	Total
For the six months ended
June 30, 2004
Increase/(Decrease) in profit
Increase in turnover		—	—	53	—	53
Increase in staff costs		—	—	—	(53)	(53)
Decrease in depreciation		—	3	—	—	3
Decrease in other gains, net		(32)	—	—	—	(32)
Increase in income tax		—	—	(10)	—	(10)

Total (decrease)/increase in profit
attributable to equity holders of
the Company		(32)	3	43	(53)	(39)

(Decrease)/Increase in basic
earnings per share (in HK cents)		(0.60)	0.06	0.80	(0.99)	(0.73)

(Decrease)/Increase in diluted
earnings per share (in HK cents)		(0.58)	0.06	0.78	(0.97)	(0.71)

b.	Effect on the unaudited consolidated balance sheet

In respect of the position as at June 30, 2005, the following table sets out (i) the adjustments that have been made to the opening balances at January 1, 2005, which are the aggregate effect of retrospective adjustments as at December 31, 2004 and the opening balance adjustments made as at January 1, 2005; and (ii) the estimates of the extent to which movement of balances for that period are higher or lower than they would have been had the previous policies still been applied in the interim period, where it is practicable to make such estimates.

In respect of the position as at December 31, 2004, the table only discloses the aggregate effect of retrospective adjustments as at December 31, 2004, which are in accordance with the relevant transitional provisions of the respective new HKFRSs as explained above.

In HK$ million				Effect of adoption
At June 30, 2005	HK-Int 3	HKAS-Int 21	HKAS 17	HKAS 18	HKASs 32 & 39	HKFRS 3, HKASs 36 & 38	HKAS 40	HKFRS 2	Total
Increase/(Decrease) in assets
(Decrease)/Increase in property, plant and equipment	—	—	(1,157)	—	—	—	118	—	(1,039)
Decrease in investment properties	—	—	—	—	—	—	(110)	—	(110)
Increase/(Decrease) in interest in leasehold land held for own use	—	—	1,189	—	—	—	(3)	—	1,186
Increase in goodwill	—	—	—	—	—	30	—	—	30
Decrease in other financial assets at fair value through profit or loss	—	—	—	—	(51)	—	—	—	(51)
Increase in derivative financial instruments (assets)	—	—	—	—	69	—	—	—	69
Decrease in property under development	(42)	—	—	—	—	—	—	—	(42)
Decrease in other non-current assets	—	—	—	—	(174)	—	—	—	(174)
Decrease in prepayments, deposits and other current assets	—	—	—	—	(8)	—	—	—	(8)
(Increase)/Decrease in liabilities
Increase in derivative financial instruments (liabilities)	—	—	—	—	(192)	—	—	—	(192)
Decrease in accruals, other payables and deferred income	—	—	—	—	1,605	—	—	—	1,605
Increase in short-term borrowings	—	—	—	—	(1,569)	—	—	—	(1,569)
Decrease in long-term liabilities	—	—	—	—	328	—	—	—	328
Decrease in deferred tax liabilities	—	88	—	200	—	—	—	—	288
Increase in deferred income	—	—	—	(1,142)	—	—	—	—	(1,142)
Decrease in other long-term liabilities	—	—	—	—	465	—	—	—	465

(Increase)/Decrease in equity
Increase in employee share-based compensation reserve	—	—	—	—	—	—	—	(201)	(201)
Increase in convertible note and bonds reserve	—	—	—	—	(202)	—	—	—	(202)
Increase/(Decrease) in deficit	24	77	(32)	942	(271)	(30)	(152)	201	759
(Increase)/Decrease in property revaluation reserve	—	(122)	—	—	—	—	147	—	25
Decrease/(Increase) in minority interests	18	(43)	—	—	—	—	—	—	(25)

	—	—	—	—	—	—	—	—	—

			Effect of adoption
In HK$ million	HKAS-Int 21	HKAS 17	HKAS 18	HKAS 40	HKFRS 2	Total

At December 31, 2004
Increase/(Decrease) in assets
(Decrease)/Increase in property,
plant and equipment	—	(1,157)	—	118	—	(1,039)
Decrease in investment
properties	—	—	—	(110)	—	(110)
Increase/(Decrease) in interest
in leasehold land held for
own use	—	1,189	—	(3)	—	1,186

(Increase)/Decrease in
liabilities
Increase in deferred income	—	—	(1,218)	—	—	(1,218)
Decrease in deferred tax
liabilities	88	—	213	—	—	301

(Increase)/Decrease in equity
Increase in property revaluation
reserve	(122)	—	—	(8)	—	(130)
Increase in employee share-
based
compensation reserve	—	—	—	—	(147)	(147)
Increase/(Decrease) in deficit	77	(32)	1,005	3	147	1,200
Increase in minority interests	(43)	—	—	—	—	(43)

	—	—	—	—	—	—

3	MATERIAL TRANSACTIONS

a.	On January 19, 2005, China Network Communications Group Corporation (“China Netcom Group”), a state-owned enterprise established under the laws of the People’s Republic of China (the “PRC”), and China Netcom Group Corporation (BVI) Limited (“CNC (BVI)”), a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom Group, entered into a conditional subscription agreement (the “Subscription Agreement”) with the Company. Pursuant to the Subscription Agreement, CNC (BVI) conditionally agreed to subscribe for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share (the “Subscription”), representing approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the subscription shares. The proceeds of the Subscription were approximately HK$7,927 million (before deduction of expenses). Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes. The Subscription Agreement and related matters were approved by the Company’s shareholders pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005. On April 1, 2005, the Subscription was completed and CNC (BVI) became a substantial shareholder and connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

b.	Pursuant to the property sale and purchase agreement dated December 21, 2004 between Partner Link Investments Limited (“Partner Link”), an indirect subsidiary of the Company, and an independent third party purchaser (“Property Sale and Purchase Agreement”), the disposal by Partner Link of PCCW Tower, the Group’s headquarters in Hong Kong, was completed on February 7, 2005 such that the entire cash consideration of HK$2,808 million was all received by Partner Link and the assignment of PCCW Tower to the purchaser was completed on February 7, 2005, resulting in a gain on disposal of approximately HK$13 million to the Group for the period ended June 30, 2005. On completion of the disposal of PCCW Tower, there is a rental guarantee pursuant to which Partner Link will guarantee to the purchaser a net monthly rental of approximately HK$13.3 million.

c.	On February 24, 2005, the Company elected to convert Tranche A of the convertible note with the principal amount of HK$1,170 million, which was issued by Pacific Century Premium Developments Limited (“PCPD”), an indirect non wholly-owned subsidiary of the Company, to the Company on May 10, 2004, into new shares of PCPD of HK$0.10 each at HK$2.25 per PCPD share. Upon the exercise of conversion rights by the Company effective March 1, 2005, PCPD allotted and issued 520,000,000 new PCPD shares to Asian Motion Limited (“Asian Motion”), a wholly-owned subsidiary of the Company, as directed by the Company, which rank pari passu in all respects with the existing shares of PCPD. Immediately after the conversion and as at June 30, 2005, the Company holds an equity interest of approximately 61.66% in the issued share capital of PCPD.

d.	On April 16, 2005, the Company agreed with Telstra Corporation Limited (“Telstra”) and Reach Ltd. (“REACH”) on a new operating model under which REACH would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries (the “Telstra Group”). To implement this new operating model, PCCW Communications (Singapore) Pte Ltd (“PCCW Communications”), an indirect wholly-owned subsidiary of the Company, and Telstra each agreed to acquire indefeasible rights to use international undersea cable capacity of REACH and its subsidiaries (“Reach Group”) (the “IRU”), for which PCCW Communications and Telstra each paid Reach Global Networks Limited, a wholly-owned subsidiary of REACH, US$157 million (approximately HK$1,225 million) which was settled by way of set-off against, in the case of the Group and pursuant to the Reach Debt and Asset Restructure Deed dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group, the equivalent amount of the outstanding loan of approximately US$600 million plus interest of US$8 million owed to the Group by the Reach Group (“Shareholder Loan”), and not by way of new cash injections.

PCCW Communications and Telstra also each assumed one half of REACH’s committed future capital expenditure payments in order to support growth in their own retail services. PCCW Communications’ share of these payments over the next 17-year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Communications and Telstra will only assume any additional future capital expenditure if such expenditure is approved by both parties.

For accounting purposes, the IRU has been recognized as “Property, plant and equipment” in the amount of HK$1,576 million. It consists of an offset against an existing shareholder loan of US$157 million (approximately HK$1,225 million) and the assumption of one half of REACH’s future capital expenditure payments relating to the IRU totalling approximately US$45 million (approximately HK$351 million). The remaining future capital expenditure will be recognized as “Property, plant and equipment” as and when it is incurred as the substantive risks and rewards in relation to the underlying assets would be assumed by the Group.

In addition, interest of US$6 million due by REACH to the Group was waived and US$290 million of the remaining balance of the Shareholder Loan was capitalized by way of the issue of 445,000,000 shares in REACH to Pacific Century Cable Holdings Limited, a wholly-owned subsidiary of the Company and holder of the Group’s interest in REACH since its formation. Following the set-off and capitalization referred to above, REACH’s aggregate indebtedness to the Group was reduced to US$155 million.

The subscription of additional shares in REACH and waiver of interest payable would have no impact on the financial statements of the Group as the carrying value of the Shareholder Loan and the outstanding amount under the capacity prepayment agreement entered into on April 15, 2003, together with their accrued interest, had been written off entirely in prior years.

Further, pursuant to the Reach Network Services Agreement dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group (“Reach Network Services Agreement”), REACH will provide to the Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of the IRU.

As part of the arrangements relating to the establishment of the new operating model for REACH, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement and the Group’s obligations under the capacity prepayment agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

e.	On May 26, 2005, the Company and Telstra agreed that the Company would redeem the US$54 million 5% mandatory convertible note due 2005 issued to Telstra (“Telstra Note”) upon its scheduled maturity on June 30, 2005 for US$58,386,346.06 in cash, which is a 5% discount to the outstanding principal amount and accrued interest as at June 30, 2005 of US$61,459,311.64, and not by the mandatory conversion into ordinary shares of the Company. Subsequently, the Telstra Note was fully redeemed on June 30, 2005.

f.	On June 13, 2005, the Company entered into a conditional sale and purchase agreement (“First Agreement”) with Distacom Hong Kong Limited (“Distacom HK”) and Distacom Communications Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 ordinary shares of HK$0.10 each (“SUNDAY Shares”) of SUNDAY Communications Limited (“SUNDAY”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and on NASDAQ National Market in the United States of America, representing approximately 46.15% of the issued share capital of SUNDAY, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per SUNDAY Share. On the same date, the Company entered into a separate conditional sale and purchase agreement (“Second Agreement”) with Townhill Enterprises Limited (“Townhill”) and USI Holdings Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 SUNDAY Shares, representing approximately 13.72% of the issued share capital of SUNDAY, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per SUNDAY Share. Upon the completion of both the First Agreement and the Second Agreement on June 22, 2005, the Company, through PCCW Mobile Holding No. 2 Limited (“Mobile Holding No. 2”), was interested in an aggregate of 1,790,134,000 SUNDAY Shares, representing approximately 59.87% of the existing issued share capital of SUNDAY, and as a result, SUNDAY became a subsidiary of the Company.

Under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers (“Takeovers Code”), upon completion of the First Agreement, Mobile Holding No. 2 is required to make a mandatory unconditional cash offer (the “Offer”) for all the SUNDAY Shares not already owned or agreed to be acquired by Mobile Holding No. 2. Details of the Offer are set out in note 13(a).

g.	On June 30, 2005, Profit Century Finance Limited, an indirect wholly-owned subsidiary of the Company, repurchased and cancelled in full the Yen 30,000 million 3.65% guaranteed notes due 2031.

4	SEGMENT INFORMATION

An analysis of turnover and contribution to the Group’s results by business segment is set out below:

In HK$ million	Telecommunications Services		Business eSolutions		Infrastructure		Others		Elimination		Consolidated
For the six months ended
June 30,	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 14)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 14)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 14)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 14)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 14)	2005 (Unaudited)	2004 (Unaudited) (Restated) (Note 14)
TURNOVER	7,497	7,549	1,323	1,312	3,352	2,321	160	194	(631)	(597)	11,701	10,779

RESULT
Segment results	2,260	2,319	(37)	(10)	288	630	8	(746)	—	—	2,519	2,193
Interest income											171	16
Finance costs											(1,100)	(1,011)
Share of results of jointly controlled companies and associates	100	9	—	(1)	—	—	—	(4)	—	—	100	4

Profit before taxation											1,690	1,202
Income tax											(590)	(435)

Profit for the period											1,100	767

5	OTHER GAINS, NET

	Six months ended
	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 14)
	HK$ million	HK$ million
Net realized gains from disposals of investments in a subsidiary and an associate, available-for-sale financial assets and other financial
assets at fair value through profit or loss	98	—
Net unrealized gains on other financial assets at fair value through
profit or loss	26	—
Impairment loss on investment in unconsolidated subsidiaries held
for sale	(6)	—
Net unrealized holding losses on other investments	—	(13)
Net realized gains from disposals of investment securities and other
investments	—	9
Provision for impairment of investments	—	(33)
Net realized and unrealized fair value gains on derivative financial
instruments	426	—
Amortization of premium received from equity options	—	2
Gain on deemed disposal of interest in subsidiaries (note a)	—	26
Gain on placement of shares of PCPD, net of expenses (note b)	—	230
Dividend income	1	3

	545	224

a.	On March 5, 2004, the Company and Dong Fang Gas Holdings Limited (“DFG”), a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement, under which DFG conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Such consideration was satisfied by the issuance of the then 93.42% of the increased share capital of DFG of approximately HK$2,967 million to Asian Motion, and the issuance of convertible notes of HK$3,590 million to the Company respectively. The agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited. As the Company became the controlling shareholder (as defined under the Listing Rules) of DFG on completion of the transaction, the transaction was accounted for as a reverse acquisition and the Company was treated as acquiring a 93.42% interest in DFG. Accordingly, the Group recorded a deemed disposal gain of approximately HK$36 million for the period ended June 30, 2004. Upon the adoption of new HKFRSs effective January 1, 2005, the deemed disposal gain was restated to approximately HK$26 million.

	b.	On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD shares at a price of HK$2.65 per PCPD share. The Group’s gain (net of expenses) from the share placing was approximately HK$252 million for the period ended June 30, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion. Upon the adoption of new HKFRSs effective January 1, 2005, the gain on placement of shares of PCPD was restated to approximately HK$230 million.

6	PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

	Six months ended
	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 14)
	HK$ million	HK$ million

Crediting:
Revenue from properties sold	3,179	2,096
Gain on disposal of fixed assets	33	75

Charging:
Cost of sales, excluding properties sold	3,045	2,738
Cost of properties sold	2,848	1,798
Depreciation	1,240	1,170
Amortization of goodwill/intangible assets	48	80
Amortization of land lease premium	8	7
Finance costs on borrowings	1,021	1,011
Staff costs	1,438	1,677

7	INCOME TAX

	Six months ended
	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 14)
	HK$ million	HK$ million

Current income tax:
Hong Kong profits tax	648	534
Overseas tax	2	1
Recovery of deferred taxation	(60)	(100)

	590	435

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas taxation has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

8	DIVIDENDS

	a.	Dividend attributable to the interim period

	Six months ended
	June 30, 2005 (Unaudited) HK$ million	June 30, 2004 (Unaudited) HK$ million

Interim dividend proposed after the interim period of 6.5 HK
cents (2004: Nil) per ordinary shares	437	—

At a meeting held on August 18, 2005, the Directors declared an interim dividend of 6.5 HK cents per share for the year ending December 31, 2005. This proposed dividend is not reflected as a dividend payable in these unaudited condensed consolidated financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2005.

b.	Dividend attributable to the previous financial year, approved and paid during the interim period

	Six months ended
	June 30, 2005 (Unaudited) HK$ million	June 30, 2004 (Unaudited) HK$ million

Final dividend in respect of the previous financial year
approved and paid during the following interim period, of
9.6 HK cents (2004: Nil) per ordinary shares	645	—

9	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	Six months ended
	June 30, 2005 (Unaudited)	June 30, 2004 (Unaudited) (Restated) (Note 14)

Earnings (HK$ million)
Earnings for the purpose of basic earnings per share	954	766
Interest on convertible bonds	—	11

Earnings for the purpose of diluted earnings per share	954	777

Number of shares
Weighted average number of ordinary shares for the purpose of
basic earnings per share	6,049,937,035	5,368,754,074
Effect of dilutive potential ordinary shares	6,123,399	112,687,485

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	6,056,060,434	5,481,441,559

10	ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable is set out below:

	As at June 30, 2005 (Unaudited) HK$ million	As at December 31, 2004 (Audited) HK$ million

0 — 30 days	1,153	1,055
31 — 60 days	225	253
61 — 90 days	124	108
91 — 120 days	79	88
Over 120 days	441	327

	2,022	1,831
Less: Provision for doubtful debts	(201)	(192)

	1,821	1,639

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of the invoice.

11	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	As at June 30, 2005 (Unaudited) HK$ million	As at December 31, 2004 (Audited) HK$ million

0 — 30 days	594	636
31 — 60 days	76	67
61 — 90 days	40	22
91 — 120 days	38	41
Over 120 days	283	166

	1,031	932

12	ACQUISITION OF SUBSIDIARIES

As set out in note 3(f), on June 22, 2005, the Group, through Mobile Holding No. 2, acquired approximately 59.87% of the issued share capital of SUNDAY for a total cash consideration of HK$1,163,587,100. SUNDAY and its subsidiaries (“SUNDAY Group”) is a developer and provider of wireless communications and data services in Hong Kong, and a 3G license holder. Revenue and net profit contributed by the acquired business to the Group from June 22, 2005 to June 30, 2005 were considered immaterial. If the acquisition had occurred on January 1, 2005, the estimated Group revenue would have been HK$12,259 million, and profit before taxation would have been HK$1,625 million.

Details of net assets acquired and goodwill are as follows:

HK$ million
Purchase consideration:
Cash paid	1,164
Less: Fair value of net assets acquired	(11)

Goodwill on acquisition	1,153

The goodwill is attributable to the cost of entry into wireless communications market in Hong Kong, control premium of SUNDAY and the significant synergies expected to arise after the Group’s acquisition of SUNDAY.

Acquiree’s net assets at the acquisition date are as follows:

			Carrying
		Fair value	amounts
		HK$ million	HK$ million

	Property, plant and equipment	1,276	1,477
	3G license	101	—
	Customer base	65	—
	Trademark	10	—
	Inventories	13	13
	Trade receivables, deposits, prepayments and other receivables	199	266
	Restricted cash deposits, bank balances and cash	113	113
	Trade payables, other payables and accrued charges	(380)	(380)
	Long-term loans	(850)	(850)
	Obligation on remaining 3G license annual fees payable	(529)	—

	Net assets	18	639

	Minority interests (40.13%)	(7)

	Net assets acquired	11

13	POST BALANCE SHEET EVENTS

a.	As set out in note 3(f), on July 8, 2005, Mobile Holding No. 2 made the Offer, through Citigroup Global Markets Asia Limited, to acquire all the SUNDAY Shares other than those owned by Mobile Holding No. 2 pursuant to Rule 26.1 of the Takeovers Code. The offer price is at HK$0.65 per SUNDAY Share, which is the same as the price payable by Mobile Holding No. 2 for each SUNDAY Share purchased under the First Agreement and the Second Agreement. As at July 29, 2005, Mobile Holding No. 2 had received valid acceptances in respect of 515,013,960 SUNDAY Shares, representing approximately 17.22% of the entire issued share capital of SUNDAY. As a result, Mobile Holding No. 2 was interested in an aggregate of 2,305,147,960 SUNDAY Shares, representing approximately 77.10% of the entire issued share capital of SUNDAY. In addition, the Offer period has been extended and the Offer will remain open for acceptance until further notice. The Offer is not closed at the date of this announcement.

b.	On July 8, 2005, the Company has confirmed to Mandarin Communications Limited (“Mandarin”), an indirect wholly-owned subsidiary of SUNDAY, its in-principle agreement (directly or through one or more of its subsidiaries) to provide the necessary financial resources to Mandarin to repay the principal and accrued interest and performance bonds outstanding under a facility agreement (“Facility Agreement”) entered into, among others, with Huawei Tech. Investment Co., Limited (“Huawei Tech.”), an equipment provider to and shareholder of SUNDAY, and to cancel any undrawn facilities under the Facility Agreement. On July 25, 2005, the Company and SUNDAY 3G (Hong Kong) Limited (“SUNDAY 3G”), an indirect wholly-owned subsidiary of SUNDAY, entered into a performance bond fee letter whereby SUNDAY 3G shall pay to the Company a non refundable commission (which is at a commercial rate or better) in consideration of the Company having entered into a banking facility (“PCCW Performance Bond Facility”) and having arranged for the issue of performance bonds in replacement of the then existing performance bonds in the aggregate amount of HK$210.746 million issued under the Facility Agreement. In addition, on July 27, 2005, Mandarin and an indirect wholly-owned subsidiary of the Company entered into a facility agreement (“Intercompany Facility Agreement”) pursuant to which, a general facility and an equipment facility (“Facilities”) are made available to Mandarin for prepayment of the general facility and the equipment facility under the Facility Agreement. The Facilities are interest bearing at a commercial rate or better. On July 29, 2005, all principal and accrued interest and performance bonds outstanding under the Facility Agreement were prepaid by the drawdown of approximately HK$874 million under the Intercompany Facility Agreement and the issuance of performance bonds under the PCCW Performance Bond Facility and the undrawn facilities under the Facility Agreement were cancelled.

	c.	On July 20, 2005, PCCW-HKT Capital No.3 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 5.25% guaranteed notes due 2015. The notes are irrevocably and unconditionally guaranteed by PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, and rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

	d.	On July 22, 2005, a sale and purchase agreement was signed to dispose of the Company’s 79.72% interest in JALECO Ltd. for a consideration of approximately US$47 million subject to certain completion adjustments, at an estimated disposal gain of approximately HK$160 million for the Group. The disposal is expected to be completed before the end of August 2005.

	e.	On August 17, 2005, the Company announced that a conditional agreement has been signed to dispose of approximately 12.1% interest in MobileOne Ltd, one of the three mobile telephone operators in Singapore, by Great Eastern Telecommunications Limited (“GET”), an associate of the Company, for a consideration of approximately S$260.8 million, subject to the approval from The Info- communications Development Authority of Singapore (“IDA”). As a 49% shareholder of GET, the Group will receive approximately US$77 million (approximately HK$601 million) and the disposal is estimated to realize a gain of approximately HK$27 million to the Group. The official approval from IDA is anticipated by the end of September 2005.

14	COMPARATIVE FIGURES

The comparative figures presented in these unaudited condensed consolidated financial statements are prepared by the Group and have been adjusted for the impact of the relevant new HKFRSs as set out in note 2.

The Directors as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

 Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, LLD, JP; Aman Mehta;
The Hon Raymond George Hardenbergh Seitz

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words “believe”, “intend”, “is confident”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW’s current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in PCCW’s reports furnished to or filed with the United States Securities and Exchange Commission (“SEC”), including, but not limited to the section “Forward-Looking Statements” and certain other sections of PCCW’s 2004 Annual Report on Form 20-F filed with the SEC on May 12, 2005.